No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 1, 2003 Honda Motor Co., Ltd. announced that Honda Motorcycle R&D China Co., Ltd. started to conduct motorcycle research and development activities in China. (Ref. #C03-21)

Exhibit 2:

On April 14, 2003 Honda Europe Motorcycle S.R.L. began imports of the India-manufactured low-price LEAD scooter, with sales in Europe to commence first in Germany, with later expansion to include Italy, France and other countries. (Ref. #C03-23)

Exhibit 3:

On April 15, 2003 Honda Motor Co., Ltd. began construction of a new Wako head office building on the site of the former Wako Engine Plant. When completed in summer 2004, Honda will transfer a number of functions from the current head office in Aoyama to the new Wako building. (Ref. #C03-024)

Exhibit 4:

On April 16, 2003 Honda Motor Co., Ltd. announced the release of a new SUV, the Element, featuring a strikingly original exterior look that delivers new value with its center-pillarless body construction, freestyle door arrangement on both sides, highly water-resistant interior, and cargo space to accommodate a ten-foot-long surf board. (Ref. #A03-020)

Exhibit 5:

On April 18, 2003 Honda Motor Co., Ltd. announced the introduction of the XR250 Motard, a new sport bike equipped with an easy-to-manage, powerful, air-cooled single-cylinder 250cc 4-stroke engine that delivers exceptional on-road driving performance. (Ref. #M03-023)

Exhibit 6:

On April 21, 2003 Honda Motor Co., Ltd. announced that it introduced a newly revamped corporate governance system in order to further enhance the trust, which Honda developed with its customers, society and shareholders with objective of becoming “a company that society wants to exist.” (Ref. #C03-025)

Exhibit 7:

On April 22, 2003 Honda Motor Co., Ltd. announced that Takeo Fukui would become the company’s sixth President and Chief Executive Officer effective in late June 2003. (Ref. #C03-026)

Exhibit 8:

On April 22, 2003 Honda Automoveis do Brasil LTDA., the automobile production and sales operation of Honda Motor Co., Ltd., in Brazil, announced the production and sale of the Fit in Brazil. (Ref. #C03-026)

Exhibit 9:

On April 24, 2003 Honda Motor Co., Ltd. introduced its updated “Vamos” small utility vehicle and added “Vamos Hobio” and special “Vamos Hobio Travel Dog Version” to the line-up. (Ref. #A03-022)

Exhibit 10:

On April 24, 2003 Honda Motor Co., Ltd. announced that global production increased 2.9% in March over the same month in 2002, bringing total production for the fiscal year ending March 2003 to 2,961,760 units, a 9.9% increase over the last year fiscal year and a new all-time record. (Ref. #C03-028)

Exhibit 11:

On April 25, 2003 Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2003.

Exhibit 12:

Notice of board of director’s meeting which was scheduled to hold on April 25, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: May 16, 2003

Ref: C03-21

Honda Starts Operation of Motorcycle R&D Facility in China

Tokyo, April 1, 2003—Honda Motor Co., Ltd. today announced that Honda Motorcycle R&D China Co., Ltd. had started to conduct motorcycle research and development activities in China. This is the first R&D facility wholly owned by a Japanese motorcycle manufacturer to start operations in China.

Honda Motorcycle R&D China Co., Ltd. is located on a 115,000m2 site in Songjiang, Shanghai, and includes a 400m straight test course, which, among other purposes, will be used to carry out measurements of road surface noise to comply with ISO standards. This facility will enable Honda to subject motorcycles to various conditions during the development phase enabling it to meet the various needs of customers in China.

In 2002, the Chinese motorcycle market exceeded the 10 million-unit level and is currently the largest in the world. Honda has three joint-venture companies in China: Wuyang-Honda Motors (Guangzhou) Co., Ltd., Jialing-Honda Motors Co., Ltd. and Sundiro Honda Motorcycle Co., Ltd. Their combined sales reached a total of 915,000 units in 2002, an increase of 113.0% compared with the previous year, mainly through the expansion of domestic sales of low-priced models.

Through the local establishment of a speedy and highly efficient system encompassing all functions from research and development to the production of motorcycles, Honda will be able to react more rapidly to market changes and provide products that meet the needs of customers.

<Outline of Honda Motorcycle R&D China Co., Ltd.>

President:	Mr. Tsuyoshi Iiga
Location:	Songjiang Industry Zone, Shanghai
Capital:	US $17 million
Capitalization Ratio:	Honda R&D Co., Ltd.: 100%
Operational plan:	Research and development of motorcycles
Established:	February 2002

Ref:C03-23

Honda Begins European Sales of LEAD Scooter Made in India.

Tokyo, April 14, 2003—Honda Europe Motorcycle S.R.L. has begun imports of the India-manufactured low-price LEAD scooter, with sales in Europe to commence first in Germany,with later expansion to include Italy, France and other countries.

The LEAD, equipped with an air-cooled, 4-stroke, single-cylinder 100cc engine, features clean and quiet performance, with stylish design. The model is manufactured by Honda Motorcycle & Scooter India (Private) Ltd. and will be sold at a price of 1,640 euros (manufacturer’s suggested retail price) – equivalent to that of motorcycles in the 50cc class.

Annual unit sales are forecast at 12,500 units.

Last November, prior to marketing the LEAD in Europe, Honda began sales in Greece of the 125cc step-through scooter INNOVA, manufactured by Thai Honda Mfg. Co., Ltd., and later introduced the model in other countries. This year, Honda plans to increase the number of models exported from countries other than Japan from the existing about 20 models at the end of 2002 to over 30 models, including the LEAD, through the use of Honda’s Global Supply Network.

Honda LEAD (European Version)

Specifications-LEAD

• L x W x H (m):	1.845 x 0.710 x 1.110
• Engine type:	Air-cooled, 4-stroke, single-cylinder
• Displacement:	102.1cm3
• Manufacturing location:	Honda Motorcycle & Scooter India (Private) Ltd.

C03-024

Honda to Begin Construction of Additional Head Office;

New Environmentally Friendly Building Based on Site of Former Wako Plant

Tokyo, April 15, 2003—Honda Motor Co., Ltd. will begin construction of a new Wako head office building April 16, 2003 on the site of the former Wako Engine Plant. When completed in summer 2004, Honda will transfer a number of functions from the current head office in Aoyama to the new Wako building.

The first floor of the unique new six-story Wako head office will occupy 14,700m2 and the “environmentally friendly” building will also incorporate the needs of physically challenged associates. When the new building opens in 2004, both the Aoyama and Wako centers will function as head offices – the precise functions and responsibilities to be based at each location are still being finalized.

The new “mid-rise” building will have a simple appearance with the priority on offering high functionality while projecting an advanced image. Importantly, the new head office is designed to harmonize with the building’s green surroundings, as well as the surrounding neighborhood.

A number of environmentally friendly attributes will be incorporated into the building, including a cooling system utilizing ambient air, extensive use of natural light, the use of rainwater and the reuse of wastewater, as well as positive application of natural energy including use of solar panels. These efforts will contribute to a reduction in energy consumption.

Further, a creative plan will be implemented for building construction. The Wako head office will have no basement, with the surplus soil from the construction work to be reused within the site. The cumulative effect of this construction plan and the unique environmentally friendly features of the building’s design will serve to significantly reduce carbon dioxide emissions during the complete life cycle of the building from construction, use and ultimately, disposal.

By incorporating input from physically challenged associates, the facility will feature a practical design for a universal working environment where wheel chair-bound associates will be able to work efficiently and cooperatively with their able-bodied partners.

With the design of ample open space around the building, coupled with an emergency power supply and food supply, the new building also will function as an evacuation center both for Honda associates and neighboring residents in the event of a disaster.

The Wako Engine Plant operated from June 1953 to June 2002, ceasing auto engine production last year as part of Honda’s strategy to achieve more synchronous production of vehicles and engines. Responsibility for production and assembly of engines on the Wako Plant’s four lines was transferred to two lines at a new engine plant adjacent to the automobile vehicle assembly plant at the Saitama Factory in Sayama.

ref. #A03-020

Honda Introduces the Element — An SUV that Delivers New Value

April 16, 2003—Honda Motor Co., Ltd. has announced the release of a new SUV*1, the Element, featuring a strikingly original exterior look that delivers new value with its center-pillarless body construction, freestyle door arrangement on both sides, highly water-resistant interior, and cargo space to accommodate a ten-foot-long surf board. The Element will go on sale April 18th at Honda Verno dealers throughout Japan.

The Element greets users with an inviting sense of spaciousness as soon as they open the door, and wraps them in a comfortable interior environment once they are inside and the doors are closed. The Honda Element is an SUV designed according to a lifeguard station*2 motif, a familiar object among youthful Americans who seek a free and active lifestyle.

The use of large-section structural materials and reinforced joints yields high body rigidity, despite the elimination of center pillars in its construction. The Element also employs a hook-and-catch system to prevent doors from impinging on the cabin area in the event of a side collision. This safety feature is combined with Honda’s original G-Con (G Force Control) Technology to assure exceptional collision safety performance.

The 2.4L DOHC i-VTEC engine and 4-speed automatic transmission generate smooth, powerful performance with excellent fuel economy. The Element also delivers outstanding environmental performance, meeting both Japanese Ministry of Land, Infrastructure and Transport requirements for Ultra-Low Emissions Vehicles (ULEV)and fuel efficiency standards for 2010.

The Honda Element was developed by Honda R&D Americas, Inc., and built at the East Liberty Auto Plant of Honda of America Mfg., Inc. (Ohio, USA) for import to Japan.

*1	SUV: Sport Utility Vehicle

*2	Lifeguard Station: A lookout station on a beach used by lifeguards employed to protect bathers and surfers.

Element

*About the Model Name:	The Element is named after the four basic “elements” -earth, air, fire and water-that make up the physical world. For those who wish to lead a free and independent lifestyle, this vehicle is meant to be as essential for existence as the elements from which it gets its name.

●	Monthly domestic sales target: 1,000 units

●	Manufacturer’s suggested retail price (consumption tax not included; units: ¥1,000)

Type	Engine	Transmission	Drive	Price
Element	2.4l DOHC i-VTEC	4-speed automatic	4WD	2,590

¦    Body Colors (five in all):

Sunset Orange Pearl (new color); Satin Silver Metallic; Nighthawk Black Pearl; Galapagos Green Metallic; Shoreline Beige Metallic

●	Main Features of the Honda Element

Distinctively designed around a concept of freedom

•	Element’s original design gives an impression of toughness and simplicity. Taking its cue from a lifeguard station motif, it expresses a sense of the open space conveyed by sea and sky, as well as the feeling of freedom that goes with spending your leisure time as you please. Instead of paint, the floor is coated with a new, highly scratch-resistant plastic finish; which expresses both functionality and individuality.
•	The instrument panel, which is designed along horizontal lines, houses an independent three-meter cluster containing cone-shaped meters with a wristwatch look. The instruments, large air vents, and other components are arranged independently to create a distinctive layout.
•	Body colors are selected around a theme of colors found in the natural world. There are five variations to choose from, including the new Sunset Orange Pearl. There is also a selection of three interior / seat color patterns to go with the body colors.

Robust body construction with a wide-open design

•	The center-pillarless body construction and freestyle door arrangement on both sides yields a large door opening area 1,140mm high*3and 1,550mm wide*3. The rear side access doors employ a goose-neck type hinge that allows a door opening angle of 90 degrees, for easy loading and unloading of especially large or long objects.
•	The clamshell tailgate facilitates effortless cargo loading. The lower gate also folds down to seat two adults, while the upper section provides shade and protection from the weather.
•	Despite the center-pillarless design, the use of large-section materials, joint reinforcements, and other measures results in exceptional body rigidity.
*3	Honda in-house measurements

Tough and flexible utility for the most demanding of users

•	A plastic tank combined with rear suspension layout and other structural measures are employed to achieve a low, flat floor design that opens up ample stowage space, while sliding rear seats equipped with a flip-up mechanism permit a variety of seating arrangements.
•	The Element incorporates a wipeable floor that lets users stow dirty gear without having to worry about cleanup, along with waterproof seat coverings and a water-repellent roof lining that can be wiped dry. These features combine to facilitate an active lifestyle.

Driving performance

•	The 2.4L DOHC i-VTEC engine and 4-speed automatic transmission achieve powerful torque, high fuel economy, and low exhaust emissions. The suspension is designed for an optimum balance of responsiveness and stability. Real-time 4WD distributes optimal drive power to all wheels in response to driving conditions, yielding powerful performance on any surface.
•	The Element also assures excellent maneuverability with a minimum turning radius of just 5.2 meters.

Safety	performance
•	Honda’s original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design that is among the best in the world. It can protect vehicle occupants in a 55km/h full-frontal collision, a 64km/h front offset collision, a 55km/h side collision, and a 50km/h rear collision.
•	To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program*[4] with its own independently-established research standards.
•	The Element’s side frame ends are fitted with compatibility brackets to ensure that the frontal impact absorbing area is the same height as that of the other vehicle in a frontal collision. Consideration is given to efficiently absorbing the crash energy of both vehicles during a collision.
•	The vehicle body employs an impact-absorbing designto reduce head and leg injuries to pedestrians during a vehicle-pedestrian accident. The interior is designed to protect occupants’ heads in a collision, and front-row seats are also designed to alleviate shocks to the neck. These and other measures assure a high level of crash safety that reduces injuries in real-world accident situations for occupants and pedestrians alike.
*4	Testing involves a 50% front offset collision with a 2-ton class passenger car, both vehicles traveling at 50km/h.

Environmental Performance

•	Atmospheric pollutants (HC and NOx) in the exhaust gas are dramatically reduced. The Element clears government emissions regulations for the year 2000 by more than 75%, earning it Japanese Ministry of Land, Infrastructure and Transport certification as an Ultra-Low Emissions Vehicle (ULEV).
•	High-efficiency combustion technologies achieve a low fuel consumption of 10.6 km/L*5, which complies with government regulations for fuel economy for 2010.
•	Most interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%*[6].
•	Aluminised radiator and heater cores, ceramic glass brake pads, and other measures have resulted in a reduction in the amount of lead used to one third of 1996 levels.
*5	Fuel consumption when driven in 10-15 mode. (Japanese Ministry of Land, Infrastructure and Transport figures.)
*6	According to independent Honda measurement standards

Publicity information for the Elementis available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

ref. #M03-023

Honda Launches the New XR250 Motard Sport Bike

April 18, 2003—Honda Motor Co., Ltd. has announced the introduction of the XR250 Motard, a new sport bike equipped with an easy-to-manage, powerful, air-cooled single-cylinder 250cc 4-stroke engine that delivers exceptional on-road driving performance. The XR250 Motard goes on sale Saturday, April 26th.

The XR250 Motard is based on the XR250 off-road sport bike that underwent a model change in February this year. This new on-road sport model has 17-inch aluminum wheels (front/rear) and road tires, giving the bike a “Super Motard”* image.

These modifications assure the XR250 Motard nimble handling and improved maneuverability when riding around town. The bike features a black body color scheme emphasizing a powerful look that will appeal to street bikers, who ride mainly in urban areas.

●    Bodycolor: Black

* Super Motard: A	bike race that has recently become popular, mainly in Europe, featuring off-road bikes with small-diameter wheels and on-road tires that compete for speed over asphalt and dirt surfaces.

XR250 Motard

●    Annual domestic sales target: 1,000 units

●    Manufacturer’s suggested retail price (consumption tax not included): ¥519,000

(Example of regionally adjusted manufacturer’s suggested retail price: Okinawa +8,000 yen. The manufacturer’s suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the XR250 Motard are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

=Main Features of the XR250 Motard=

●	Powerful and dynamic exterior design
•	The XR250 Motard is fitted with 3.00x17-inch and 3.50x17-inch (front/rear) wide-rim wheels equipped with 110/70-17 and 130/70-17 (front/rear) wide on-road tires. The combination of small wheels and long-stroke suspension achieves a striking, new exterior design. The sharp looking tank shroud and upswept design of the rear fender augment the bike’s dynamic appearance. The exterior expresses an overall feeling of power by virtue of its black body color highlighted with silver stripes.

●	Combination of off-road bike design and small-diameter on-road tires generates a fresh handling feel
•	Combining a slim, lightweight off-road bike design with small diameter on-road tires provides comfortable handling distinguished by on-road agility and a tenacious road-holding feel.

●	Inverted front forks for exceptional handling stability and ride comfort
•	The front suspension employs a 43mm diameter inverted cartridge type fork tube, achieving both comfortable handling and outstanding shock absorption.

●	Seat designed for comfort
•	The two-tone black and gray seat features a slim design to facilitate rider body movements, together with a broad rider contact patch for assured comfort. Seat height is set 20mm lower than on the base XR250 model, enabling riders to assume an optimal position for on-road use.

●	Digital CDI unit ensures optimal ignition timing
•	A digital CDI unit is employed for high-precision ignition timing optimally matched to throttle opening. Digital CDI boosts power at low throttle openings, giving riders easier control of the engine.

●	Effective anti-theft equipment
•	Anti-theft protection includes a sturdy combination lock ignition key cylinder and pre-wiring for an alarm kit*, sold separately.

*	The alarm kit consists of an anti-theft system that sounds an alarm if the bike is rocked or moved.

Specifications

Model Name		XR250 Motard
Model Type		Honda BA-MD30
L x W x H	(m)	2.110×0.790×1.150
Wheelbase	(m)	1.425
Ground Clearance	(m)	0.240
Seat Height	(m)	0.855
Vehicle Weight	(Kg)	134
Dry Weight	(Kg)	120
Number of Riders		2
Min. Turning Radius	(m)	2.2
Engine Type		MD17E (air-cooled 4-stroke OHC single-cylinder)
Displacement	(cm3)	249
Bore x Stroke	(mm)	73.0×59.5
Compression Ratio		9.3:1
Maximum Power	(kW[PS]/rpm)	21[28]/8,000
Maximum Torque	(N•m[kg•m]/rpm)	25[2.6]/7,000
Fuel Consumption	(km/l)	40.0 (60 km/h low-altitude driving)
Carburetor Type		VE88
Starting		Self-starting type
Ignition		CDI battery ignition
Lubrication System		Pressure feed (dry sump)
Fuel Tank Capacity	(l)	9.7
Clutch		Wet-type, multi-plate and coil spring
Gearbox		Constant mesh, 6-speed return
Gear Ratio
1st		2.769
2nd		1.882
3rd		1.380
4th		1.083
5th		0.923
6th		0.814
Differential (primary/secondary)		3.100/3.000
Castor Angle (degrees)/Trail (mm)		25°15´/71
Tire Size
Front		110/70-17 M/C 54H
Rear		130/70-17 M/C 62H
Braking System
Front		Hydraulic disc
Rear		Hydraulic disc
Suspension
Front		Telescopic
Rear		Swing arm (Pro-Link)
Frame		Semi double cradle

C03-025

Honda to Establish New Corporate Governance System

Tokyo, April 21, 2003—Honda Motor Co., Ltd. has announced today that it is introducing a newly revamped corporate governance system in order to further enhance the trust, which Honda has developed with its customers, society, and shareholders with the objective of becoming “a company that society wants to exist.”

In order to promote future global business expansion, Honda will accelerate the delegation of authority and the self-reliance of its regional operations, restructure its business management organization, establish an action guide and renew its compliance and risk management systems.

☐    Restructuring of Business Management Organization

            Strengthening of Board of Directors

•	At today’s board meeting, a resolution was passed in favor of a proposal to establish an “Assets and Loan Management Committee” which will enable agile decision-making inareas such as important capital investment.

            Strengthening of Board of Auditors

•	Two outside auditors will be appointed at the General Meeting of Shareholders to be held in June of this year. This will result in two of the four auditors being outside auditors, thereby enhancing the independence of the auditors’ board.
•	An “Auditors Office,” was established in April, to serve immediately under the Board of Auditors for the purpose of providing support.
•	Supervision of the Board of Auditors will be bolstered in regards to the assignment, remuneration, non-auditing functions and other matters related to accounting auditors

☐    Establishment of Action Guide

•	“Honda Conduct Guideline”, a guide providing direction concerning consistency in a wide range of corporate affairs and activities, to be utilized throughout the Honda organization, was established in April.

☐    Renewal of Compliance and Risk Management System (April 2003)

•	A system has been established whereby each Honda organization, under the lead of the director in charge, will be able to deal with matters of legal compliance and risk management in a systematic manner while enabling verification of such situations on a regular basis.
•	A Risk Management Officer has been appointed to serve as a director in charge of overseeing risk management.
•	A Compliance Officer has been appointed to serve as a director responsible for legal compliance.
•	A Business Ethics Committee, consisting of directors, has been established to serve as an organization to deliberate matters of corporate ethics and legal compliance.
•	An Ethics Proposal Line has been established, which will receive suggestions concerning corporate ethics and serve as a link to actual execution of improvements.

C03-026

Honda Motor Co., Ltd. Announces New President and CEO

Tokyo, April 22, 2003—Honda Motor Co., Ltd. today announced that Takeo Fukui will become the company’s sixth President and Chief Executive Officer effective in late June 2003. Fukui, 58, currently a Senior Managing and Representative Director, will succeed Hiroyuki Yoshino, 63, who will assume the post of Director and Advisor to Honda Motor Co. This management succession will occur following the final decision of the Honda Motor Board of Directors after the company’s annual shareholders meeting in late June 2003.

Fukui brings a vast 34 years of experience with Honda to his new role, including expertise in research and development, engineering, environmental technology, racing activities and the manufacturing of automobiles, motorcycles and power products.

Fukui joined Honda in 1969, after graduating from Waseda University with a B.S. in Applied Chemistry. He started his career at Honda as a member of the Honda project team that developed the Honda CVCC (Compound Vortex Controlled Combustion) engine, which made the Honda Civic the first car to meet the strict emissions standards set by the U.S. Clean Air Act. In 1978, Fukui was transferred to the area of motorcycle racing, where he devoted almost a decade to Honda’s racing success including in the World Grand Prix 500cc class – where Honda won the championship for the first time in 1983.

After 19 years with Honda R&D Co., including serving as Managing Director as well as President of Honda Racing Corp., Fukui was appointed to the Board of Directors of Honda Motor Co. in 1988.

As Managing Director and later as Senior Managing Director of Honda R&D Co., Fukui assumed the entire responsibility for motorcycle development from 1987 to 1992. In 1992, he became General Manager of the Hamamatsu Factory – a production facility with one of the most complex product mixes of any Honda factory in the world, including motorcycles, power products and auto transmissions.

From 1994 to 1998, he served as Executive Vice President and later as President of Honda of America Mfg., Inc. in Ohio, where production volume significantly expanded under his tenure in order to meet increasing customer demand for Honda products in the North American market. In 1998, Fukui was named President of Honda R&D Co., his current post, and promoted to Senior Managing Director of Honda Motor Co. in 1999 with the additional responsibility for Honda’s motorsports activities, including Formula One Grand Prix racing.

Yoshino has served as Honda’s fifth CEO since assuming the position in June 1998. He has been with Honda more than 40 years, including the past five years as President and CEO. Under Yoshino’s strong leadership, Honda has expanded its global business from 10 million customers in 1998 to more than 15 million customers in 2002 while creating two new autonomous regional operations in South America and China. The company also has continued to advance its technological leadership, including the introduction of two gas-electric hybrid vehicles, the “FCX” fuel cell vehicle and ASIMO, the world’s first bi-pedal humanoid robot. Significantly, over the past four years, Honda has innovated its global manufacturing operations to the flexible “New Manufacturing System” that enables Honda to quickly and flexibly respond to changes in the marketplace on a global basis.

Yoshino joined Honda in 1963 as an engineer. In 1969, he became the first Honda R&D engineer assigned to the U.S. with the responsibility to work with the U.S. auto industry on the new Clean Air Act. As President of Honda R&D Co. and later Honda Motor Co., he guided the company to a leadership position in meeting both the environmental and safety challenges.

Honda is one of the world’s leading producers of mobility products including its line-up of motorcycles, automobiles and power products. This diverse product line-up has made Honda the world’s preeminent engine-maker, with production of more than 15 million engines globally in 2002.

(For your information—This press release was distributed at 11:00am local time in Brazil on April 22nd: 11:00pm Japan time, April 22nd )

C03-026

Sales of Locally Produced Honda Fit to begin in Brazil

Brazil, April 22, 2003—Honda Automoveis do Brasil LTDA., the automobile production and sales operation of Honda Motor Co. Ltd., in Brazil, today announced the production and sale of the Fit in Brazil. The Fit is the second Honda model to be manufactured and sold locally following production of the Civic, which started in 1997. Local distribution of the Fit starts on April 22nd, with a first year sales target of 25,000 units.

After being chosen as the Japan Car of the Year in 2001, the Fit claimed the title of Best Selling Car in 2002, its first full year of sales in the Japanese market. The Fit has become widely popular overseas as well and is now sold in 60 countries around the world. After Japan, Brazil is the second production location for the Fit. Currently, the local parts procurement ratio in Brazil for the Fit exceeds 70%. The new project in Brazil represents a U.S. $150 million investment including expansion of the production capacity from 30,000 to 50,000 units. The number of production staff has also been increased by 25% to approximately 1,000. Future plans call for exports to Argentine, Bolivia, Chili, Paraguay, Peru, Uruguay and other South American countries.

Honda’s newly developed Global Small Platform is the key to the Fit’s appeal. This platform allows for a center tank layout where the fuel tank is placed forward toward the center of the vehicle and a short front nose design and compact front and rear suspension provide extra cabin space along with an exceptionally low floor and a wide variety of seating arrangements. In addition to world-leading safety and environment-friendliness, the Fit exceeds customer expectations in performance, fuel efficiency, driving pleasure, and style.

Due to economic and political uncertainty, the Brazilian market has contracted from a peak of 1.57 million units in 1997 to 1.23 million last year. Despite this slowdown, however, opportunities for growth in the small car segment have led Honda to introduce the Fit as part of its plan to rapidly increase sales in the Brazilian market.

Outline of the Fit

Engine	: 80-horsepower 1.4-liter i-DSI

Transmission	: CVT / 5-speed manual

Equipment:

LX:	Air conditioner, driver-side airbag, audio, alarm, power windows, power door locks, power door mirrors.
LXL:	Same as LX plus aluminum alloy wheels, passenger-side airbag, ABS (Antilock Brake System), EBD (Electronic Brake Distribution)

Price: (1R$ = approx. ¥40)
LX (MT)	R$33,960
LX (CVT)	R$37,500
LXL (MT)	R$36,600
LXL (CVT)	R$39,980

Outline of Honda Automoveis do Brasil Ltda.

Established	: May, 1996
Capital Investment	: Approx. R$803 million
Capitalization	: Honda South America Ltda. 100%
Location	: Sumare, Sao Paolo
Representative	: Tetsuo Iwamura, President (as of April 1, 2003)
Number of Employees	: Approx. 1,000
Start of Production	: August, 1997 (Civic 4Dr)
Products	: Civic 4Dr, Fit
Production Capacity	: 50,000 units/year (as of April, 2003)

ref. #A03-022

Honda Updates its “Vamos” Small Utility Vehicle

and adds “Vamos Hobio”, and special “Vamos

Hobio Travel Dog Version” to the Line-up

Tokyo, April 24, 2003—Honda Motor Co., Ltd. today introduced its updated “Vamos” small utility vehicle. Now boasting further improved equipment and quality, it will be available at Primo dealerships starting Friday, April 25.

The “Vamos Hobio”, featuring both a roomy interior and a hobby-oriented multi-purpose cargo area, has been added to the line-up for sale starting April 25. In addition, a special limited edition specifically designed for families with dogs, called the “Travel Dog Version”, will be available starting Friday, May 9.

Vamos L Type	Vamos Hobio L Type

●	Monthly Domestic Sales Target: Series Total 4,000 units

●	Vamos

Major Areas of Enhancement

•	New 12-inch aluminum wheel design (L Type)
•	AM/FM tuner and MD/CD player (with built-in clock) + 2 front tweeters and 2 speakers (standard on L Type, Turbo*1)
•	AM/FM tuner and CD Player (with built-in clock) + 2 front tweeters and 2 speakers (standard on M Type*1)
•	Radio wave-type keyless entry system with welcome lamp and new answering back headlight function (M Type)
•	Newly designed seat and door lining material
•	4 new exterior colors (Purplish Blue Metallic, Brilliant White Pearl, Grace Silver Metallic, Storm Silver Metallic) for a total of 10 colors to choose from

*	1 Less Audio (2 front tweeters and 2 speakers only) option available

●	Vamos Hobio

Distinctive Features

  ¦  High roof (105mm higher than Vamos) for increased cargo space

¦	4 different types of reusable nuts and hooks (described below) are distributed on the sides and floor of the cargo area to help owners arrange the space to best fit their lifestyles and hobbies.
•	28 “utility nuts” (32 on the Pro Type) are distributed around the cargo area sidewalls, allowing the fitting of 6mm bolts without the necessity of perforating the body.
•	Attachment hooks are fitted in 4 locations for increased versatility. A wrench and a bag are also provided.
•	Utility hooks that can be used as convenience hooks or rope hooks are fitted in 8 locations on both L Type and Turbo models. These utility hooks are detachable and can also be exchanged for utility nuts.
•	4 tie-down hooks are also fitted in the cargo area in order to hold in place heavier objects.
¦	Wipeable mats for easy removal of dirt and stains are available as a factory option to protect the cargo room floor and the back of the rear seat.
¦	Water-repellant seat and door lining material
¦	Presence-enhancing large-sized front grille and front/rear bumpers
¦	Also available in commercial vehicle Pro Type version featuring a one-piece rear seat and a flat floor cargo area

●	“Vamos Hobio Travel Dog”

Limited Edition

Based on the Vamos Hobio in both L Type and Turbo form, this model was developed from ideas suggested by members of Honda’s “Travel Dog”*2 website community, featuring equipment specially designed for dog owners and their dogs. Orders will be accepted over a limited period of time extending to October 31, 2003.

*2	The “Travel Dog” website was created in November 2001 to help customers treat their dogs as full members of the family, including in regard to car use. This website provides information on cafés, restaurants and lodging facilities accepting pets as well as ideas from other registered members on traveling with their favorite pet. (http://www.travel-dog.com/, Japanese-language only)

Distinctive Features

•	Wipeable door linings for easy removal of dog hair and saliva
•	Wipeable mats for easy removal of dirt and stains
•	Specially designed floor mats treated to fight bacteria, odors, and mites
•	Rear heater to warm the rear seats efficiently in cold weather
•	Tote bag for walking the dog
•	Specially designed stickers
•	Specially designed color-coded attachment hooks
•	Specially designed color-coded utility hooks

●	Manufacturer’s Suggested Retail Price (excluding consumption tax, units of 1,000 yen)

Vamos

¦ Type used in photo

Type	Engine	Transmission	Drive	Price x 1000 yen
M		5MT	2WD	1,124
		3AT		1,188
		5MT	4WD	1,244
		4AT		1,318
L	3-cylinder 660cc SOHC	5MT	2WD	1,204
		3AT		1,268	¦
		5MT	4WD	1,324
		4AT		1,398
Turbo		4AT	2WD	1,408
			4WD	1,528

❖    Brilliant White Pearl = + 20,000 yen

¦	Main factory options
• ABS (Anti-lock Brake System) with Brake-assist and EBD(Electronic Brake Distribution) (M,L Types)	40,000 yen
• Rear Heater (2WD)	20,000 yen
• Less Audio (2 front tweeters and 2 speakers only) (M Type)	– 15,000 yen
(L Type, Turbo)	– 30,000 yen

  •  S-package (black metallic center panel and assistant panel, checkered pattern, central control panel, checkered pattern meter panel, special interior color (classic grey), special seat color (black/pilled tricot), 3-spoke steering wheel, lowered suspension (front: – 25mm/rear:

– 20mm), 13-inch aluminum wheels + 155/70R13 75S Steel-belted radial tires) (L Type, Turbo)	40,000 yen

Vamos Hobio

¦ Type used in photo

Type	Engine	Transmission	Drive	Price x 1000 yen
M		5MT	2WD	1,134
		3AT		1,198
		5MT	4WD	1,254
		4AT		1,328
L		5MT	2WD	1,224
		3AT		1,288	¦
		5MT	4WD	1,344
	3-cylinder 660cc SOHC	4AT		1,418
Turbo		4AT	2WD	1,428
			4WD	1,548
Pro (4-number)		5MT	2WD	1,104
		3AT		1,168
		5MT	4WD	1,224
		4AT		1,298

❖    Brilliant White Pearl = + 20,000 yen

❖ Pro	(2WD 5MT/3AT, 2WD 5MT) models enjoy preferential tax rates as part of the low emission vehicle promotion program

¦	Main factory-fitted options
• ABS (Anti-lock Brake System) with Brake-assist and EBD(Electronic Brake Distribution) (M, L Pro Types)	40,000 yen
• Wipeable mats (cargo area floor, rear seat backrest)	15,000 yen
• U-package (3-spoke steering wheel, lowered suspension (front: – 25mm/rear: – 20mm), 13-inch steel wheels with center cap +155/70R13 75S Steel-belted radial tires) (L Type, Turbo)	30,000 yen
• 13-inch aluminum wheels (set with U-package) (L Type, Turbo)	30,000 yen
Less Audio (2 front tweeters and 2 speakers only) (L Type, Turbo)	– 30,000 yen

Vamos Hobio “Travel Dog Version”

Type	Engine	Transmission	Drive	Price x 1000 yen
L		5MT	2WD	1,274
		3AT		1,338
	3-cylinder 660cc SOHC	5MT	4WD	1,374
		4AT		1,448
Turbo		4AT	2WD	1,478
			4WD	1,578

❖    Brilliant White Pearl = + 20,000 yen

¦	Main factory-fitted options
• ABS (Anti-lock Brake System) with Brake-assist and EBD(Electronic Brake Distribution) (L Type)	40,000 yen
• U-package (3-spoke steering wheel, lowered suspension (front: – 25mm/rear: – 20mm), 13-inch steel wheels with center cap +155/7013 75S Steel-belted radial tires)	30,000 yen
• 13-inch aluminum wheels (set option with U-package)	30,000 yen
• Less Audio (2 front tweeters and 2 speakers only)	– 30,000 yen

Publicity photographs and materials for the Vamos, Vamos Hobio, and Vamos Hobio Travel Dog Version are available at the following URL: http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

(NOTE : This release is embargoed until 11:30 a.m., April 24)

C03-028

HONDA GLOBAL PRODUCTION FOR FISCAL YEAR SETS NEWS RECORD

April 24, 2003—Honda Motor Co., Ltd., announced today that global production increased 2.9% in March over the same month in 2002 bringing total production for the fiscal year ending March 2003 to 2,961,760 units, a 9.9% increase over the last year fiscal year and a new all-time record.

Although Japan production was down 22%, overseas production grew 27.6% over March 2002. It was the 27th consecutive month of growth.

Domestic sales were down 6.5% in March. The Fit again was the best-seller for Honda, and the best-selling vehicle in Japan for the month, totaling 32,430 units. Honda’s Life mini-vehicle (18,751 units) and Accord (6,529 units) were Honda’s other best-sellers for the month.

Overall, mini vehicle sales were down 20.7% in March, while passenger car and light truck sales were off 0.4%.

Export shipments from Japan in March were up 2.2%, mainly because of increased shipments to Europe.

HONDA PRODUCTION, SALES AND EXPORTS—MARCH 2003

PRODUCTION

	March		Annual Total — 2003		Fiscal Year ** Total
	Units	vs.3/02	Units	vs.2002	Units	vs.’02 FY
Domestic (CBU+CKD)	97,902	-22.0%	309,129	-10.0%	1,351,963	+2.8%
Overseas (CBU only)	161,085	+27.6%	465,309	+26.3%	1,609,797	+16.8%
Worldwide Total*	258,987	+2.9%	774,438	+8.8%	2,961,760	+9.9%

*except overseas CKD

**(04/2002~03/2003)

REGIONAL PRODUCTION

	March		Annual Total — 2003		Fiscal Year Total
	Units	vs.3/02	Units	vs.2002	Units	vs. ‘02 FY
North America	115,696	+23.2%	336,691	+20.2%	1,170,399	+10.5%
(USA only)	79,979	+26.1%	230,916	+24.5%	798,134	+14.9%
Europe	15,915	+5.3%	51,829	+22.7%	186,282	+42.8%
Asia	24,925	+72.5%	63,608	+67.2%	212,493	+36.1%
Others	4,549	+66.5%	13,181	+65.5%	40,623	+24.4%
Regional Total	161,085	+27.6%	465,309	+26.3%	1,609,797	+16.8%

1

SALES

Vehicle type	March		Annual Total — 2003		Fiscal Year Total
	Units	vs.3/02	Units	vs.2002	Units	vs.FY’02
Passenger Cars & Light Trucks	78,034	+0.4%	155,258	-6.9%	602,379	+0.1%
(Imports)	(2,861)	+135.3%	(5,478)	+103.2%	(12,568)	+25.6%
Mini Vehicles	30,138	-20.7%	62,039	-22.4%	270,749	-6.7%
Honda Brand TTL	108,172	-6.5%	217,297	-12.0%	873,128	-2.1%

EXPORTS

	March		Annual Total — 2003		Fiscal Year Total
	Units	vs.3/02	Units	vs.2002	Units	vs.FY’02
North America	19,293	-16.3%	60,172	-14.4%	288,915	-0.7%
(USA only)	15,404	-22.3%	52,468	-16.6%	255,825	-4.1%
Europe	7,480	+214.4%	33,290	+129.1%	91,946	+48.5%
Asia	918	-62.9%	4,625	-25.4%	30,112	+6.7%
Others	5,473	+20.8%	16,157	+23.2%	74,947	+59.7%
Total	33,164	+2.2%	114,244	+9.7%	485,920	+13.5%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone:    03-5412-1512

Facsimile:    03-5412-1545

April 25, 2003

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2003

Tokyo, April 25, 2003 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2003.

Fourth Quarter Results

Honda’s consolidated net income for the fiscal fourth quarter ended March 31, 2003 totaled a record high, JPY 116.7 billion (USD 971 million), an increase of 9.4% from the same period in 2002. Basic net income per Common Share for the quarter amounted to JPY 120.86 (USD 1.01), compared to JPY 109.51 for the same period in 2002. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all Honda’s business categories, namely motorcycles, automobiles and power products, increased for the fiscal fourth quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) amounted to JPY 2,128.6 billion (USD 17,709 million), an increase of 1.3% over the corresponding period in 2002.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen.

Honda estimates that had the exchange rate of the yen remained unchanged from the same period in 2002, revenue for the quarter would have increased by approximately 7.2%.

Consolidated operating income for the fiscal fourth quarter totaled JPY 206.6 billion (USD 1,719 million), an increase of 22.0% compared to the same period in 2002. This increase in operating income was due mainly to higher revenue from strong automobile sales in North America. In addition, Honda’s ongoing cost cutting strategies also contributed to this increase. These positive impacts offset negative impacts, such as appreciation of the yen, increases in selling, general and administrative (SG&A) expenses as well as research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 177.3 billion (USD 1,475 million), an increase of 10.2% from the same period in 2002.

With respect to Honda’s sales in the fiscal fourth quarter by business category, motorcycle unit sales increased 18.0% to 2,068,000 units and revenue decreased 12.7%, to JPY 263.0 billion (USD 2,188 million).

Honda’s unit sales of automobiles increased by 7.4% to 780,000 units, due primarily to strong sales in North America. As a result, revenue increased 3.0%, to JPY 1,711.1 billion (USD 14,236 million) during the quarter.

Unit sales of power products totaled 1,716,000 units, an increase of 20.1% compared to the corresponding period in 2002. Favorable sales of Honda’s general-purpose engines in Europe and North America contributed to this increase. Revenue from other businesses, including the power product business and financial services, increased by 12.0% to JPY 154.4 billion (USD 1,285 million) due mainly to higher revenue from financial services led by favorable automobile sales in North America.

Fiscal Year Results

Honda’s consolidated net income for the year ended March 31, 2003 set a record high totaling JPY 426.6 billion (USD 3,550 million), an increase of 17.6% from the corresponding period of last year. Basic net income per Common Share for the year amounted to JPY 439.43 (USD 3.66), compared to JPY 372.23 for the corresponding period a year ago.

Unit sales of Honda’s motorcycles, automobiles and power products increased and revenue for the year amounted to JPY 7,971.4 billion (USD 66,319 million), an increase of 8.3% from last year.

Revenue included negative effect of currency translation, and Honda estimates that had the exchange rate of the yen remained unchanged from the previous year, revenue for the year would have increased by approximately 9.1%.

Consolidated operating income for the year totaled JPY 689.4 billion (USD 5,736 million), an increase of 7.8% compared to the corresponding period last year. Higher revenue from the automobile business, Honda’s continuing cost cutting strategies and weaker yen were the major contributing factors in this increase in operating income.

Consolidated income before income taxes for the year totaled JPY 609.7 billion (USD 5,073 million), an increase of 10.6% compared to the previous year.

With respect to Honda’s sales for the fiscal year by business category, motorcycle unit sales increased by 32.6% to 8,080,000 units, and revenue increased 3.2% to JPY 978.0 billion (USD 8,137 million). Higher sales in Asia outside Japan mainly contributed to this increase.

Honda’s unit sales of automobiles increased by 8.3% to 2,888,000 units, and revenue increased 8.6% to JPY 6,440.0 billion (USD 53,578 million) from the previous fiscal year. Strong sales in North America and Asia outside Japan contributed to this increase in unit sales.

Unit sales of power products totaled 4,584,000 units, an increase of 16.8% compared to the corresponding period of the previous year. This is due mainly to increased unit sales of general-purpose engine sin Europe and North America. Revenue from other businesses, including power products and financial services, showed a 14.1% increase, amounting to JPY 553.3 billion (USD 4,603 million).

Forecasts for the fiscal year ending March 31, 2004

Fears of a progressing slowdown in the U.S. economies, and its impact on the global business environment are anticipated to increase, and competition in the Japanese market is expected to intensify amid continuing weak consumer spending. Other global concerns, including Iraqi issues, are also expected to affect the overall global economies. In these circumstances, Honda expects competition in each of its markets to remain challenging. In regard to the forecasts of the financial results for the fiscal year ending March 31, 2004, Honda projects consolidated results as to be below:

First half ending September 30, 2003

	In billions of yen	Changes from FY 2003
Net sales and other operating revenue	4,050	+5.1%
Income before income taxes	270	-1.4%
Net income	195	+0.1%

Fiscal year ending March 31, 2004

	In billions of Yen	Changes from FY 2003
Net sales	8,300	+4.1%
Income before income taxes	620	+1.7%
Net income	440	+3.1%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average JPY 116 and JPY 125, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1]    Unit Sales Breakdown

	(In thousands of units)
	Three months ended Mar. 31, 2003	Three months ended Mar. 31,2002	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
MOTORCYCLE BUSINESS
Japan	123	101	432	404
(motorcycles included above)	(123)	(101)	(432)	(404)
North America	170	190	610	590
(motorcycles included above)	(101)	(101)	(324)	(307)
Europe	92	96	305	315
(motorcycles included above)	(89)	(94)	(296)	(308)
Others	1,683	1,365	6,733	4,786
(motorcycles included above)	(1,681)	(1,361)	(6,722)	(4,775)

Total	2,068	1,752	8,080	6,095
(motorcycles included above)	(1,994)	(1,657)	(7,774)	(5,794)

AUTOMOBILE BUSINESS
Japan	221	247	849	878
North America	402	364	1,522	1,368
Europe	64	54	207	176
Others	93	61	310	244

Total	780	726	2,888	2,666

POWER PRODUCT BUSINESS
Japan	119	137	472	409
North America	712	622	1,872	1,601
Europe	592	405	1,290	1,012
Others	293	265	950	904

Total	1,716	1,429	4,584	3,926

[2]    Net Sales Breakdown

(A)    For the three months ended March 31, 2003 and 2002

	(In millions of Yen)
	Three months ended Mar. 31, 2003		Three months ended Mar. 31, 2002
MOTORCYCLE BUSINESS
Japan	24,277	(9.2%)	24,624	(8.2%)
North America	89,130	(33.9%)	126,241	(41.9%)
Europe	57,758	(22.0%)	60,453	(20.1%)
Others	91,862	(34.9%)	89,912	(29.8%)

Total	263,027	(100.0%)	301,230	(100.0%)

AUTOMOBILE BUSINESS
Japan	377,804	(22.1%)	447,843	(26.9%)
North America	1,038,509	(60.7%)	999,596	(60.2%)
Europe	133,009	(7.8%)	106,228	(6.4%)
Others	161,820	(9.4%)	108,152	(6.5%)

Total	1,711,142	(100.0%)	1,661,819	(100.0%)

OTHERS
Japan	30,873	(20.0%)	28,938	(21.0%)
North America	86,247	(55.8%)	75,673	(54.8%)
Europe	25,790	(16.7%)	22,042	(16.0%)
Others	11,570	(7.5%)	11,328	(8.2%)

Total	154,480	(100.0%)	137,981	(100.0%)

TOTAL
Japan	432,954	(20.3%)	501,405	(23.9%)
North America	1,213,886	(57.0%)	1,201,510	(57.2%)
Europe	216,557	(10.2%)	188,723	(9.0%)
Others	265,252	(12.5%)	209,392	(9.9%)

Total	2,128,649	(100.0%)	2,101,030	(100.0%)

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of others including revenue from sales of power products and related parts, leisure businesses, trading and financial services.

[2]    Net Sales Breakdown—continued

(B)    For the years ended March 31, 2003 and 2002

	(In millions of Yen)
	Year ended Mar. 31, 2003		Year ended Mar. 31, 2002

MOTORCYCLE BUSINESS
Japan	98,391	(10.1%)	101,587	(10.7%)
North America	329,073	(33.6%)	348,832	(36.8%)
Europe	175,736	(18.0%)	172,378	(18.2%)
Others	374,895	(38.3%)	325,103	(34.3%)

Total	978,095	(100.0%)	947,900	(100.0%)

AUTOMOBILE BUSINESS
Japan	1,513,596	(23.5%)	1,654,238	(27.9%)
North America	3,926,848	(61.0%)	3,529,560	(59.5%)
Europe	420,292	(6.5%)	336,844	(5.7%)
Others	579,358	(9.0%)	409,100	(6.9%)

Total	6,440,094	(100.0%)	5,929,742	(100.0%)

OTHERS
Japan	136,719	(24.7%)	112,921	(23.3%)
North America	312,005	(56.4%)	269,535	(55.6%)
Europe	65,933	(11.9%)	54,330	(11.2%)
Others	38,653	(7.0%)	48,010	(9.9%)

Total	553,310	(100.0%)	484,796	(100.0%)

TOTAL
Japan	1,748,706	(21.9%)	1,868,746	(25.4%)
North America	4,567,926	(57.3%)	4,147,927	(56.3%)
Europe	661,961	(8.3%)	563,552	(7.7%)
Others	992,906	(12.5%)	782,213	(10.6%)

Total	7,971,499	(100.0%)	7,362,438	(100.0%)

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of others including revenue from sales of power products and related parts, leisure businesses, trading and financial services.

[3]    Consolidated Financial Summary

For the three months and years ended March 31, 2003 and 2002

Financial Highlights

	(In millions of Yen)
	Three months ended Mar. 31, 2003	% Change	Three months ended Mar. 31, 2002	Year ended Mar. 31, 2003	% Change	Year ended Mar. 31, 2002

Net sales and other operating revenue	2,128,649	1.3%	2,101,030	7,971,499	8.3%	7,362,438
Operating income	206,602	22.0%	169,277	689,449	7.8%	639,296
Income before income taxes	177,345	10.2%	160,882	609,755	10.6%	551,342
Net income	116,716	9.4%	106,709	426,662	17.6%	362,707

	(In Yen)
Basic net income per
Common Share	121		109.51	439		372.23
American Share	60.43		54.75	219.71		186.11

	(In millions of U.S. Dollars)
	Three months ended Mar. 31, 2003	Year ended Mar. 31, 2003

Net sales and other operating revenue	17,709	66,319
Operating income	1,719	5,736
Income before income taxes	1,475	5,073
Net income	971	3,550

	(In U.S. Dollars)
Net income per
Common Share	1.01	3.66
American Share	0.5	1.83

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income per common share.

[4]    Consolidated Statements of Income and Retained Earnings

(A)    For the three months ended March 31, 2003 and 2002

	(In millions of Yen)
	Three months ended Mar. 31, 2003	Three months ended Mar. 31, 2002

Net sales and other operating revenue	2,128,649	2,101,030
Operating costs and expenses:
Cost of sales	1,420,375	1,451,738
Selling, general and administrative	384,290	372,263
Research and development	117,382	107,752

Operating income	206,602	169,277
Other income:
Interest	1,721	1,851
Other	5,086	16,009
Other expenses:
Interest	2,559	3,853
Other	33,505	22,402

Income before income taxes	177,345	160,882
Income taxes	78,953	68,009

Income before equity in income of affiliates	98,392	92,873
Equity in income of affiliates	18,324	13,836

Net income	116,716	106,709
Retained earnings:
Balance at beginning of period	3,044,948	2,658,891
Cash dividends paid	—	—
Transfer to legal reserves	—	—

Balance at end of period	3,161,664	2,765,600

	(In Yen)
Basic net income per
Common Share	120.86	109.51
American Share	60.43	54.75

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income per common share.

[4]    Consolidated Statements of Income and Retained Earnings—continued

(B)    For the years ended March 31, 2003 and 2002

	(In millions of Yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
Net sales and other operating revenue	7,971,499	7,362,438
Operating costs and expenses:
Cost of sales	5,410,192	5,036,188
Selling, general and administrative	1,434,995	1,291,778
Research and development	436,863	395,176

Operating income	689,449	639,296
Other income:
Interest	7,445	7,445
Other	5,741	1,898
Other expenses:
Interest	12,207	16,769
Other	80,673	80,528

Income before income taxes	609,755	551,342
Income taxes	245,065	231,150

Income before equity in income of affiliates	364,690	320,192
Equity in income of affiliates	61,972	42,515

Net income	426,662	362,707
Retained earnings:
Balance at beginning of year	2,765,600	2,428,293
Cash dividends paid	(30,176)	(24,360)
Transfer to legal reserves	(422)	(1,040)
Balance at end of year	3,161,664	2,765,600

	(In Yen)
Basic net income per
Common Share	439.43	372.23
American Share	219.71	186.11

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income per common share.

[5]    Consolidated Balance Sheets

	(In millions of Yen)
Assets	Mar. 31, 2003	Mar. 31, 2002
Current assets:
Cash and cash equivalents	547,404	609,441
Trade accounts and notes receivable	444,498	452,208
Finance subsidiaries—receivables, net	1,097,541	995,087
Inventories	751,980	644,282
Deferred income taxes	202,376	182,788
Other current assets	248,561	204,538

Total current assets	3,292,360	3,088,344

Finance subsidiaries—receivables, net	2,230,020	1,808,861
Investments and advances	412,971	395,495
Property, plant and equipment, at cost:
Land	342,991	318,208
Buildings	942,747	920,106
Machinery and equipment	2,023,724	2,048,244
Construction in progress	72,112	82,610

	3,381,574	3,369,168
Less accumulated depreciation	1,987,231	1,979,455

Net property, plant and equipment	1,394,343	1,389,713

Other assets	351,597	258,382

Total assets	7,681,291	6,940,795

[5]    Consolidated Balance Sheets—continued

	(In millions of Yen)
Liabilities and Stockholders' Equity	Mar. 31, 2003	Mar. 31, 2002
Current liabilities:
Short-term debt	877,954	1,035,069
Current portion of long-term debt	304,342	308,014
Trade payables	830,671	840,957
Accrued expenses	777,492	678,118
Income taxes payables	64,179	61,244
Other current liabilities	267,752	186,657

Total current liabilities	3,122,390	3,110,059

Long-term debt	1,140,182	716,614
Other liabilities	788,999	540,181

Total liabilities	5,051,571	4,366,854

Stockholders' equity:
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	29,391	28,969
Retained earnings	3,161,664	2,765,600
Adjustments from foreign currency translation	(469,472)	(300,081)
Net unrealized gains on marketable equity securities	14,820	8,730
Minimum pension liabilities adjustment	(308,513)	(187,824)

Accumulated other comprehensive income (loss)	(763,165)	(479,175)
Treasury stock	(56,766)	(49)

Total stockholders' equity	2,629,720	2,573,941

Total liabilities and stockholders' equity	7,681,291	6,940,795

[6]    Consolidated Statements of Cash Flows

	(In millions of Yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
Cash flows from operating activities:
Net income	426,662	362,707
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	220,874	194,944
Deffered income taxes	68,433	8,086
Equity in income of affiliates	(61,972)	(42,515)
Loss on fair value adjustment of derivative instrument	36,983	21,740
Decrease (increase) in:
Trade accounts and notes receivable	(16,842)	5,539
Inventories	(146,574)	10,191
Increase (decrease) in trade payables	28,675	(14,101)
Other, net	131,888	203,359

Net cash provided by operating activities	688,127	749,950

Cash flows from investing activities:
Decrease (increase) in investments and advances	20,737	476
Capital Expenditures	(316,991)	(303,424)
Proceeds from sales of property, plant and equipment	16,438	7,416
Decrease (increase) in finance subsidiaries—receivables	(793,743)	(591,039)

Net cash used in investing activities	(1,073,559)	(886,571)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(47,959)	5,997
Proceeds from long-term debt	775,987	624,070
Repayment of long-term debt	(292,063)	(298,718)
Acquisition of common share	(56,717)	—
Cash dividends paid	(30,176)	(24,360)

Increase (decrease) in commercial paper classified as long-term debt	(2,131)	649

Net cash provided by (used in) financing activities	346,941	307,638

Effect of exchange rate changes on cash and cash equivalents	(23,546)	20,905

Net change in cash and cash equivalents	(62,037)	191,922
Cash and cash equivalents at beginning of year	609,441	417,519

Cash and cash equivalents at end of year	547,404	609,441

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal forth quarter ended March 31, 2003 were ¥118.94=U.S.$1 and ¥127.74=euro1. The average exchange rates for the corresponding period last year were ¥132.52=U.S.$1 and ¥116.11=euro1. The average exchange rates for the fiscal year ended March 31, 2003 were ¥121.95=U.S.$1 and ¥121.04=euro1, as compared with ¥125.14=U.S.$1 and ¥110.58=euro1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥120.20=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2003.

4.	The Company’s Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Three months ended March 31, 2003	Three months ended March 31, 2002
	(In millions of Yen)
Net income	116,716	106,709
Other comprehensive income (loss)	(82,529)	(49,847)

Comprehensive income	34,187	56,862

	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2002
	(In millions of Yen)
Net income	426,662	362,707
Other comprehensive income (loss)	(283,990)	5,352

Comprehensive income	142,672	368,059

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to confirm to the presentation used for the year ended March 31, 2003.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

[7]    Segment Information

(A) Business Segment Information

For the year ended March 31, 2003

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Corporate assets and Eliminations	Consolidated

Net sales and other
operating revenue:
Sales to unaffiliated customers	978,095	6,440,094	237,958	315,352	7,971,499	—	7,971,499
Intersegment-sales	0	0	3,037	10,971	14,008	(14,008)	—

Total	978,095	6,440,094	240,995	326,323	7,985,507	(14,008)	7,971,499
Cost of sales, S.G.A. and R&D expenses	919,329	5,879,991	179,006	317,732	7,296,058	(14,008)	7,282,050

Operating income	58,766	560,103	61,989	8,591	689,449	0	689,449

Assets	798,530	3,624,639	3,505,017	241,085	8,169,271	(487,980)	7,681,291
Depreciation and amortization	25,311	187,839	804	6,920	220,874	—	220,874
Capital expenditures	37,496	270,263	646	8,586	316,991	—	316,991

For the year ended March 31, 2002

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Corporate assets and Eliminations	Consolidated

Net sales and other
operating revenue:
Sales to unaffiliated customers	947,900	5,929,742	201,906	282,890	7,362,438	—	7,362,438
Intersegment-sales	0	0	7,409	10,968	18,377	(18,377)	—

Total	947,900	5,929,742	209,315	293,858	7,380,815	(18,377)	7,362,438
Cost of sales, S.G.A. and R&D expenses	878,244	5,409,232	164,231	289,812	6,741,519	(18,377)	6,723,142

Operating income (losses)	69,656	520,510	45,084	4,046	639,296	0	639,296

Assets	754,512	3,377,470	2,917,170	240,735	7,289,887	349,092	6,940,795
Depreciation and amortization	22,129	165,508	786	6,521	194,944	—	194,944
Capital expenditure	29,929	264,657	676	8,162	303,424	—	303,424

Explanatory Note:

1.	Segmentation of Business

Business segment is based on Honda's business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles(ATVs), personal watercraft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal watercraft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Finance Services	Financial and insurance services
Other	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers

(B)	Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

For the year ended March 31, 2003

	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Corporate assets and Eliminations	Consolidated

Net sales and other
operating revenue:
Sales to unaffiliated customers	1,975,518	4,580,004	663,032	752,945	7,971,499	—	7,971,499
Transfers between geographical segments	1,943,465	131,906	161,551	35,515	2,272,437	(2,272,437)	—

Total	3,918,983	4,711,910	824,583	788,460	10,243,936	(2,272,437)	7,971,499
Cost of sales, S.G.A. and R&D expenses	3,716,654	4,313,202	810,398	727,440	9,567,694	(2,285,644)	7,282,050

Operating income (losses)	202,329	398,708	14,185	61,020	676,242	13,207	689,449

Assets	2,392,252	4,182,861	535,507	472,259	7,582,879	98,412	7,681,291

For the year ended March 31, 2002

	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Corporate assets and Eliminations	Consolidated

Net sales and other
operating revenue:
Sales to unaffiliated customers	2,087,765	4,163,951	570,170	540,552	7,362,438	—	7,362,438
Transfers between geographical segments	1,723,269	143,987	33,335	14,259	1,914,850	(1,914,850)	—

Total	3,811,034	4,307,938	603,505	554,811	9,277,288	(1,914,850)	7,362,438
Cost of sales, S.G.A. and R&D expenses	3,557,603	3,905,543	638,843	514,100	8,616,089	(1,892,947)	6,723,142

Operating income (losses)	253,431	402,395	(35,338)	40,711	661,199	(21,903)	639,296

Assets	2,177,095	3,679,762	514,535	374,801	6,746,193	194,602	6,940,795

Explanatory Note:

Corporate assets included in Corporate assets and Eliminations amounted to 323,005 million yen for the year ended March 31, 2002 and 348,625 million yen for the year ended March 31, 2001, which consist primarily of cash and cash equivalents and marketable equity securities at the Parent company.

(C)	Overseas Sales

For the year ended March 31, 2003

	( In Millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	4,567,926	661,961	992,906	6,222,793
Consolidated Sales				7,971,499
Overseas Sales Ratio to Consolidated Sales	57.3%	8.3%	12.5%	78.1%

For the year ended March 31, 2002

	( In Millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	4,147,927	563,552	782,213	5,493,692
Consolidated Sales				7,362,438
Overseas Sales Ratio to Consolidated Sales	56.3%	7.7%	10.6%	74.6%

[8]    Consolidated Financial Statements divided into non-financial services and finance subsidiaries

(1) Consolidated Balance Sheets divided into non-financial services businesses and finance subsidiaries

(In millions of Yen)

	The fiscal year ended March 31, 2003
	Yen	% of total
Assets
<Non-financial services businesses>
Current Assets:	2,987,609	38.9
Cash and cash equivalents	530,343
Trade accounts and notes receivable	450,241
Inventories	751,980
Other current assets	1,255,045
Investments and advances	557,971	7.3
Property, plant and equipment, at cost	1,376,137	17.9
Other assets	325,398	4.2

Total assets	5,247,115	68.3
<Finance subsidiaries>
Cash and cash equivalents	17,061	0.2
Finance subsidiaries—short-term receivables, net	1,106,917	14.4
Finance subsidiaries—long-term receivables, net	2,231,804	29.1
Other assets	149,235	1.9

Total assets	3,505,017	45.6
Eliminations among subsidiaries	(1,070,841)	(13.9)

Total assets	7,681,291	100.0

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	1,950,980	25.4
Short-term debt	241,039
Current portion of long-term debt	9,753
Trade payables	835,302
Accrued expenses	653,570
Other current liabilities	211,316
Long-term debt	32,805	0.4
Other liabilities	789,031	10.3

Total liabilities	2,772,816	36.1
<Finance subsidiaries>
Short-term debt	1,400,962	18.2
Current portion of long-term debt	294,596	3.8
Accrued expenses	128,870	1.7
Long-term debt	1,111,069	14.5
Other liabilities	269,252	3.5

Total liabilities	3,204,749	41.7
Eliminations among subsidiaries	(925,994)	(12.0)

Total liabilities	5,051,571	65.8

Common stock	86,067	1.1
Capital surplus	172,529	2.2
Legal reserves	29,391	0.4
Retained earnings	3,161,664	41.1
Accumulated other comprehensive income (loss)	(763,165)	(9.9)
Treasury stock	(56,766)	(0.7)

Total stockholders’ equity	2,629,720	34.2

Total liabilities and stockholders’ equity	7,681,291	100.0

(2)     Consolidated Statements of Cash Flows divided into non-financial services business and finance subsidiaries

	(In millions of Yen)
	The fiscal year ended March 31, 2003
Items	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	412,636	14,265
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	220,070	804
Deferred income taxes	(18,139)	86,752
Equity income of affiliates	(62,638)
Loss on fair value adjustment of derivative instrument	(1,956)	38,939
Decrease in trade accounts and notes receivable	(19,774)
Decrease in inventories	(146,574)
Decrease in trade payables	28,273
Other, net	131,705	163

Net cash provided by operating activities	543,603	140,743

Cash flows from investing activities:
*Decrease (increase) in investments and advances	(122,255)	(551)
Capital expenditures	(316,345)	(646)
Proceeds from sales of property, plant and equipment	16,273	165
Decrease (increase) in finance subsidiaries—receivables		(796,314)

Net cash used in investing activities	(422,327)	(797,346)

Free cash flow (cash flows from operating and investing activities)	121,276	(656,603)

Free cash flow of non-financial services businesses excluding the increase in loans (amounting to 70,471 million yen) to finance subsidiaries (Note)	246,184

Cash flows from financing activities:
*Increase (decrease) in short-term debt	(70,207)	156,825
*Proceeds from long-term debt	8,240	767,749
*Repayment of long-term debt	(9,886)	(283,589)
*Proceeds from issuance of common stock		16,967
Cash dividends paid	(56,717)
Increase (decrease) in commercial paper classified as long-term debt	(30,221)	(194)
		(2,131)

	(158,791)	655,627

Effect of exchange rate changes on cash and cash equivalents	(22,940)	(606)

Net change in cash and cash equivalents	(60,455)	(1,582)

Cash and cash equivalents at beginning of year	590,798	18,643

Cash and cash equivalents at end of year	530,343	17,061

Note:	Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Decrease(increase) in investments and advances” of non-financial services businesses, and some items of finance subsidiaries (marked by *). Free cash flow of non-financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers’ information.

Unconsolidated Financial Summary

(Parent company only)

For the years ended March 31, 2003 and 2002

1. Financial	Highlights

(Parent company only)

	(In millions of Yen)
	Year ended Mar. 31, 2003	% Change	Year ended Mar. 31, 2002
Net sales	3,322,719	3.5%	3,211,186
Operating profit	144,838	(22.1%)	185,829
Ordinary profit	242,680	10.8%	218,987
Net income	170,035	26.0%	134,925

	(In Yen)

Net income per share	174.63		138.47

Dividend per share for the term	32		28

Year-end dividend per share	16		15

Interim dividend per share	16		13

	(As a percentage)
Payout ratio	18.3%		20.2%

2. Estimated	Financial Figures for the Fiscal Year Ending March 31, 2004

(Parent company only)

	(In millions of Yen)
	First half ending Sep. 30, 2003	Year ending Mar. 31, 2004
Net sales	1,640,000	3,390,000
Ordinary profit	125,000	260,000
Net income	90,000	190,000

	(In Yen)
Dividend per share for the term	19	19

3. Unit	Sales Breakdown

(Parent company only)

	(In thousands of units)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
MOTORCYCLE BUSINESS
Japan	429	396
Export	776	808
(Motorcycles included in export)	(446)	(505)

Total	1,205	1,204

AUTOMOBILES BUSINESS
Japan	871	902
(Mini-vehicles included above)	(265)	(295)
Export	485	428

Total	1,357	1,330

POWER PRODUCT BUSINESS
Japan	473	412
Export	4,075	3,450

Total	4,548	3,862

3. Net	Sales Breakdown—continued

(Parent company only)

	(In millions of Yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002

MOTORCYCLE BUSINESS
Japan	79,696	81,583
Export	369,998	392,785

Total	449,695	474,369

AUTOMOBILES BUSINESS
Japan	1,173,907	1,285,340
Export	1,581,244	1,344,981

Total	2,755,152	2,630,321

POWER PRODUCT BUSINESS
Japan	23,028	21,678
Export	94,842	84,817

Total	117,871	106,495

TOTAL
Japan	1,276,633	1,388,602
Export	2,046,086	1,822,583

Total	3,322,719	3,211,186

Explanatory Notes:

1.	The summary of unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company's Form 6-K for the month of May 2003.

2.	Unconsolidated financial statements have been prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

4.	Unconsolidated Statements of Income

(Parent company only)

	(In millions of Yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
Net sales	3,322,719	3,211,186
Cost of sales	2,247,487	2,184,432
Selling, general and administrative expenses	930,398	840,924

Operating profit	144,838	185,829
Non-operating profit	117,732	92,388
Non-operating expenses	19,891	59,231
Ordinary Profit	242,680	218,987
Extraordinary profit	4,197	1,646
Extraordinary loss	14,859	45,362

Income before income taxes	232,018	175,270
Income taxes
Current	92,888	73,589
Deferred	(30,905)	(33,245)

Net income	170,035	134,925

Notes

1.	Research and development expenses for the fiscal year amounted 414,634 million of yen.

5.	Unconsolidated Balance Sheets

(Parent company only)

	(In millions of Yen)
	Mar. 31, 2003	Mar. 31, 2002
Current assets	829,444	766,973
Fixed assets	1,231,887	1,170,832

Total assets	2,061,331	1,937,805

Current liabilities	525,315	523,785
Fixed liabilities	114,761	71,372

Total liabilities	640,077	595,157
Common stock	86,067	86,067
Capital surplus	168,912	168,912
Legal reserve	21,516	21,516
Earned surplus	1,179,817	1,040,337
Unrealized gains on securities available for sale	21,707	25,864
Treasury stock	(56,766)	(49)

Stockholders' equity	1,421,254	1,342,648

Total liabilities and stockholders' equity	2,061,331	1,937,805

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.”

“Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating our Honda’s products and services. This philosophy is expressed as “The Three Joys.”

With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint,

we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction”

Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company considers redistribution of profits to our shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint.

The Company intends to redistribute profits to our shareholders, with regard to its projected comprehensive cash needs/requirements, and to make distribution payments, taking into consideration the Company’s long-term consolidated earnings performance.

In consideration of shareholder expectations, retained earnings will be applied toward financing the R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving its business results and strengthening its financial condition.

Acquisition of the Company’s common stock will also be implemented at the optimal timing with the aim of improving efficiency in its capital structure.

Preparing for the Future

Fears of a progressing slowdown in the U.S. economies, and its impact on the global business environment are anticipated to increase, and competition in the Japanese market is expected to intensify amid continuing weak consumer spending. Other global concerns, including Iraqi issues, are also expected to affect the overall global economies. In these circumstances, as part of its objective of strengthening the corporate structure and improving product competitiveness to increase speed and flexibility in response to changing customer and social needs, Honda recognizes that further enhancing each of the following specific areas is essential to its success:

•	R&D

•	Production Efficiency

•	Sales Efficiency

•	Product Quality

•	The Environment

•	Safety Technologies

•	European Business Strategy

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, which include the advancement of a bi-pedal humanoid robot.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity with aims to increase the capability of supplying high quality products that meet market needs. In addition to the ongoing expansion of these systems, the Company also intends to expand on a global scale the supply network of its competitive products and component parts.

Sales Efficiency

Honda will expand its product lines and upgrade its sales structure. Through the innovative use of IT, Honda will also promote its efforts in customer communication.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhanced coordination among the development purchasing, production, sales and service departments.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize the environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment

A comprehensive system for quantifying the environmental impacts of Honda’s products throughout their life cycles, from the material procurement and energy consumption to waste disposal.

Safety Technologies

Honda R&D will develop technologies for the prediction and the prevention of accidents as well as those for passenger and pedestrian injury reduction. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by its local dealerships.

European Business Strategy

Honda will continue efforts to reinforce its sales structure by strengthening product lineup and restructuring its sales and distribution organization. On the manufacturing side, Honda will improve its cost competitiveness by enhancing parts procurement through Honda’s global supply network, including the network in Asian countries, and improving production efficiency at each of Honda’s production facilities in Europe.

Honda will continue to evolve in each of these areas, focusing on activities aligned with the three directions—“Value Creation,” “Globalization,” and “Commitment for the future”—to reach its goal of becoming a company that society wants to exist.

April 15, 2003

Re:  Notice of board of director’s meeting

Dear Sirs or Mesdames,

We would hereby like to inform you that the board of director’s meeting of the Company is scheduled to be held on 25th April, 2003 at which the proposed payment of year-end dividend subject to approval at the shareholder’s meeting which is planned to be held in June 2003 and the announcement of consolidated financial statements for the fiscal year ended 31st March, 2003 are expected to be approved.

Yours faithfully,

Yuetsu Sato

Manager

Finance Department

Honda Motor Co., Ltd.